# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The OLB Group, Inc., CIK 0001314196
CUSIP: 67086U406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1120 Avenue of the Americas, 4th Floor, New York, New York (NY), 10036
Date of event which requires filing of this statement: 06/30/2025
Filed by CIK 0001461853
Persons authorized to receive notices and communications: Ronny Yakov, c/o The OLB Group, Inc., 1120 Avenue of the Americas, 4th Floor, New York, New York (NY), 10036, (212) 278-0900

## Reporting persons
- Ronny Yakov (CIK 0001461853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 4,681,768; shared voting power 0; sole dispositive power 4,681,768; shared dispositive power 0; aggregate amount beneficially owned 4,681,768 (51.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The OLB Group, Inc.
Address of issuer's principal executive offices: 1120 Avenue of the Americas, 4th Floor, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: The person filing this statement is Ronny Yakov (the "Reporting Person").
Residence or business address: The address of the Reporting Person is c/o The OLB Group, Inc., 1120 Avenue of the Americas, 4th Floor, New York, NY 10036.
Present principal occupation or employment: The Reporting Person is Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D filed on October 12, 2021, is incorporated herein by reference, noting that in 2019, the issuer effected a one-for-thirty reverse stock split, and in 2024, a one-for-ten reverse stock split of its Common Stock. All share amounts and exercise prices reported herein reflect both splits. In addition, the following transactions have occurred:

(a) On May 28, 2025, the Reporting Person returned 1,021 shares of Series A Preferred Stock to the issuer for cancellation and retirement, with no consideration received or paid, to prevent shareholder dilution. This eliminates the Reporting Person's beneficial ownership of the 113,444 underlying shares of Common Stock previously reported.

(b) On June 2, 2025, pursuant to a unanimous written consent of the Board of Directors, the Reporting Person acquired 4,685,029 shares of Common Stock from the issuer's treasury in satisfaction of outstanding liabilities, debt financing, accrued interest, and bonuses in lieu of cash, at a fair market value of $1.31 per share (based on the average closing price over the prior 60 trading days). No cash consideration was paid by the Reporting Person for these shares.

(c) On June 30, 2025, the Reporting Person made bona fide gifts of an aggregate of 878,074 shares of Common Stock. No consideration was received by the Reporting Person in connection with these transactions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 3 and 6 of this Amendment No. 1 to Schedule 13D is incorporated by reference in its entirety into this Item 4.

All acquisitions by the Reporting Person of Common Stock reported herein were (a) for the purpose of providing the Issuer with working capital, and (b) for investment purposes.

The Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D other than as a member o f the Issuer's Board of Directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person may be deemed to be the beneficial owner of 4,681,768 shares of Common Stock. This includes (i) 4,378,014 shares of Common Stock held directly (after accounting for the acquisition of 4,685,029 shares on June 2, 2025, and the subsequent gift of 878,074 shares on June 30, 2025), (ii) 227,003 shares of Common Stock issuable upon exercise of Series A Warrants at $90.00 per share (expiring August 11, 2025), (iii) 56,751 shares of Common Stock issuable upon exercise of Series B Warrants at $45.00 per share (expiring August 11, 2025), and (iv) 20,000 shares of Common Stock issuable upon exercise of vested options (exercisable within 60 days). This excludes the 113,444 shares previously underlying 1,021 shares of Series A Preferred Stock, which were returned for cancellation on May 28, 2025. This amount constitutes approximately 51.5% of the Common Stock of the Company, based upon 8,780,749 shares of Common Stock issued and outstanding as of June 30, 2025, as reported by the issuer to the Reporting Person (as adjusted to reflect the June 2, 2025, issuance from treasury of 4,685,029 shares to the Reporting Person and 730,059 shares to another individual), plus shares of Common Stock receivable by the Reporting Person upon exercise of the Series A Warrants, Series B Warrants, and vested options (per Rule 13d-3(d)(1)).

The Reporting Person has the sole power to vote and dispose of all of these shares. The cover page to this Amendment No. 1 to Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person may be deemed to be the beneficial owner of 4,681,768 shares of Common Stock. This includes (i) 4,378,014 shares of Common Stock held directly (after accounting for the acquisition of 4,685,029 shares on June 2, 2025, and the subsequent gift of 878,074 shares on June 30, 2025), (ii) 227,003 shares of Common Stock issuable upon exercise of Series A Warrants at $90.00 per share (expiring August 11, 2025), (iii) 56,751 shares of Common Stock issuable upon exercise of Series B Warrants at $45.00 per share (expiring August 11, 2025), and (iv) 20,000 shares of Common Stock issuable upon exercise of vested options (exercisable within 60 days). This excludes the 113,444 shares previously underlying 1,021 shares of Series A Preferred Stock, which were returned for cancellation on May 28, 2025. This amount constitutes approximately 51.5% of the Common Stock of the Company, based upon 8,780,749 shares of Common Stock issued and outstanding as of June 30, 2025, as reported by the issuer to the Reporting Person (as adjusted to reflect the June 2, 2025, issuance from treasury of 4,685,029 shares to the Reporting Person and 730,059 shares to another individual), plus shares of Common Stock receivable by the Reporting Person upon exercise of the Series A Warrants, Series B Warrants, and vested options (per Rule 13d-3(d)(1)).

The Reporting Person has the sole power to vote and dispose of all of these shares. The cover page to this Amendment No. 1 to Schedule 13D for the Reporting Person is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: The following transactions in the issuer's securities were effected by the Reporting Person since the Schedule 13D filed on October 12, 2021, including within the past 60 days (except as noted): (i) On May 28, 2025 (prior to the 60-day period), the Reporting Person entered into a letter agreement with the issuer for the return and cancellation of 1,021 shares of Series A Preferred Stock, with no consideration received or paid; (ii) On June 2, 2025, the Reporting Person acquired 4,685,029 shares of Common Stock through conversion of outstanding liabilities, debt, interest, and bonuses at $1.31 per share, and no cash consideration was paid; and (iii) On June 30, 2025, the Reporting Person made bona fide gifts of an aggregate of 878,074 shares of Common Stock, and no consideration was received by the Reporting Person in connection with these transactions. No other transactions occurred in this period.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: "In addition to the arrangements described in the Company's Annual Report on Form 10-K filed on April 15, 2025, (i) on May 28, 2025, the Reporting Person entered into a letter agreement with the issuer for the return and cancellation of 1,021 shares of Series A Preferred Stock (filed herewith as Exhibit 99.1), and (ii) on June 2, 2025, the acquisition of 4,685,029 shares of Common Stock from the issuer's treasury by the Reporting Person was authorized pursuant to a unanimous written consent of the Board of Directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The exhibits listed in Item 7 of the Schedule 13D filed on October 12, 2021, are incorporated herein by reference, except as supplemented below:

(i) Series A Warrant Agency Agreement (including the terms of the Series A Warrant) filed with Form 8-K filed on August 12, 2020 (incorporated herein by reference).

(ii) Series B Warrant Agency Agreement (including the terms of the Series B Warrant) filed with Form 8-K filed on August 12, 2020 (incorporated herein by reference).

(iii) Letter Agreement, dated May 28, 2025, between Ronny Yakov and The OLB Group, Inc., regarding the retirement and cancellation of Series A Preferred Shares (filed herewith as Exhibit 99.1).

## Signatures
- Ronny Yakov: /s/ Ronny Yakov, Ronny Yakov (08/01/2025)